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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)* **

                         ELECTRONIC CLEARING HOUSE, INC.
                         -------------------------------
                               (Name of Issuer)

                                  Common Stock
                                  ------------
                                    285562203
                                    ---------
                                   CUSIP NUMBER

                     STARR, GERN, DAVISON & RUBIN, P.C.,
           103 EISENHOWER PARKWAY, ROSELAND, NEW JERSEY 07068-1050
                                 973-403-9200
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               JANUARY 11, 1999
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

** Final Amendment.

* The remainder of this cover page shall be filled out for a reporting person initial filing on this form with respect to the subject class of securities, for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    Name of Reporting Person
      S.S. OR I.R.S. Identification No. of Above Person

            Arthur Geiger
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2.    Check the Appropriate Box if a Member of a Group*              (a) ___
                                                                     (b) ___
            Not Applicable
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3.    SEC USE ONLY

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4.    Source of Funds*

         PF
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5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
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6.    Citizenship or Place of Organization

            United States
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      Number of Shares                    7.    Sole Voting Power
      Beneficially Owned
      By Each Reporting                         173,000
      Person With
                                          8.    Shared Voting Power

                                                210,000


                                          9.    Sole Dispositive Power

                                                173,000

                                          10.   Shared Dispositive Power

                                                210,000
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      841,000
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12.   Check Box if the Aggregate amount in Row (11) Excludes Certain Shares

      Not Applicable
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13.   Percent of Class Represented by Amount in Row (11)

      4.9%
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14.   Type of Reporting Person*

      In
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1.    Name of Reporting Person
      S.S. OR I.R.S. Identification No. of Above Person

            Barbara Geiger
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2.    Check the Appropriate Box if a Member of a Group*              (a) ___
                                                                     (b) ___
            Not Applicable
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3.    SEC USE ONLY

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4.    Source of Funds*

         PF
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5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
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6.    Citizenship or Place of Organization

            United States
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      Number of Shares                    7.    Sole Voting Power
      Beneficially Owned
      By Each Reporting                         200,000
      Person With
                                          8.    Shared Voting Power

                                                223,000

                                          9.    Sole Dispositive Power

                                                200,000

                                          10.   Shared Dispositive Power

                                                223,000
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      631,000
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12.   Check Box if the Aggregate amount in Row (11) Excludes Certain Shares

      Not Applicable
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13.   Percent of Class Represented by Amount in Row (11)

      3.7%
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14.   Type of Reporting Person*

      In
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1. SECURITY AND ISSUER.

            This statement relates to the Common Stock, ("Common Stock"), of Electronic Clearing House, Inc., a California corporation (the "Issuer"), having its principal executive offices at 28001 Dorothy Drive, Agoura Hills, California 91301.

ITEM 2. IDENTITY AND BACKGROUND.

            The Reporting Persons filing this statement are Arthur Geiger ("Arthur") and Barbara Geiger ("Barbara"), husband and wife. This statement contains information regarding shares of Common Stock owned by: each of the Geigers; the Rosengart Trust and Baron Trust ("Trusts") of which Barbara is a trustee; purchases by relatives, including 50,000 shares registered in Arthur's name as Custodian UGTMA ("Family Purchases"); and client trusts of which Arthur is a Trustee ("Client Trusts").

            Although shares of Common Stock owned by Barbara, the Trusts, the Family Purchases and Client Trusts may be deemed to be beneficially owned by Arthur, the filing of this statement should not be deemed an admission that Arthur beneficially owns such shares or that the Trusts, Family Purchases or Client Trusts constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934.

            Although shares of Common Stock owned by Arthur, the Trusts, the Family Purchases and the Client Trust, may be deemed to be beneficially owned by Barbara, the filing of this statement should not be deemed an admission that Barbara beneficially owns such shares or that the Trusts, Family Purchases or Client Trusts constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934.

      Arthur's business address is:

      Arthur S. Geiger & Co., P.A.
      66 Macculloch Avenue
      Morristown, New Jersey 07963-0309

      Arthur's principal occupation is:

            Accountant

      Barbara's business address is:

      c/o Arthur S. Geiger & Co., P.A.
      66 Macculloch Avenue
      Morristown, New Jersey 07963-0309

      Barbara's principal occupation is:

            Teacher


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      Neither Arthur nor Barbara has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities/and or finding any violation with respect to such laws.

      Arthur and Barbara are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The shares of Common Stock owned by Arthur and Barbara were acquired pursuant to purchases between September 23, 1992 and June 6, 1997 as well as through a series of loan transactions which include warrants and/or conversion rights (which have not been exercised).

ITEM 4. PURPOSE OF TRANSACTION.

            Arthur and Barbara have individually sold, in a series of transactions described in Exhibit A, shares of the Common Stock, to a level which is now less than 5% of the total shares outstanding. Each intends to reexamine his/ her investment in the Issuer from time to time and depending on marketconditions and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such times as he/she considers advisable.

            Subject to the foregoing, neither Arthur nor Barbara has any present plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger reorganization or liquidation, involving the Issuer or any of its subsidiaries.

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:

      (d) Any change in the present board of directors or managers of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board:

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or the corporate structure;



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      (g)   Changes in the Issuer's charter, bylaws or instruments,
            corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of January 11, 1999, Arthur may be deemed the beneficial owner of 841,000 shares of Common Stock which represents 4.9% of the 17,099,861 shares of outstanding Common Stock determined pursuant to Rule 13d-3(d)(1)(i) as of the date of this report.

            As of January 11, 1999, Barbara may be deemed the beneficial owner of 631,000 shares of Common Stock which represents 3.7% of the 17,099,861 shares of outstanding Common Stock determined pursuant to Rule 13d-3(d)(1)(i) as of the date of this report.

      (b) Arthur currently has the sole power to vote or direct the vote and to dispose or direct the disposition of 173,000 shares of the Common Stock and the shared power to vote and to direct the disposition of 210,000 shares as trustee of the Client Trusts.

            Barbara currently has the sole power to vote or direct the vote and to dispose or direct the disposition of 200,000 shares of the Common Stock and the shared power to vote and to direct the disposition of 223,000 shares as a trustee of the Trusts.

            Other than such sales and transfers, neither Arthur nor Barbara has effected any transactions in the Common Stock during the past sixty days.



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       (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning transfer or voting of any securities of the Issuer, finder's fees, joint ventures.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A.



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 25, 1999

                                          /s/ ARTHUR GEIGER
                                          ------------------------------
                                              ARTHUR GEIGER

                                          /s/ BARBARA GEIGER
                                          ------------------------------
                                              BARBARA GEIGER



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